UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of April, 2003

Cameco Corporation

Commission file No. 1-14228

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 1
Exhibit 2

Exhibit Index

Exhibit No.	Description

1.	2003 Notice of Annual and Special Meeting and Management Proxy Circular

2.	Proxy Form for the May 8, 2003 Annual and Special Shareholders Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: April 16, 2003	By:	“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary